Exhibit 99.1

                                 [RETALIX LOGO]


                                  NEWS RELEASE


Investor Contact - USA               International Contact
Allan Jordan                         Motti Gadish
The Global Consulting Group          Retalix Ltd.
+1-646-284-9400                      +972-9-776-6677
ajordan@hfgcg.com                    Motti.Gadish @retalix.com

            Retalix Announces Retirement of President of Retalix USA

     Dallas, Texas, March 1, 2007- Retalix Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, announced that Victor Hamilton is retiring today from his position as President and CEO of Retalix USA Inc.

     Mr. Hamilton joined Retalix in April 2005, following the acquisition of IDS, the company that he had founded and headed as Chairman and CEO. At the time of the acquisition, Mr. Hamilton agreed to stay with Retalix USA for two years to help with the integration of IDS, TCI and Retalix.

     Effective March 1, 2007, Barry Shaked assumes the role of President and CEO of Retalix USA Inc., in addition to his role as President and CEO of Retalix Ltd. Reuben Halevi, Chief Operating Officer (COO) of Retalix USA, is responsible for the Company's operations in the Americas, reporting directly to Barry Shaked.

     "During the past two years we have successfully completed the integration of our acquisitions," commented Barry Shaked. "We appreciate Vic Hamilton's contribution to these efforts. He has been instrumental in introducing the distribution market to our business and in successfully integrating the people and the cultures of the three companies together. Retalix has a strong position in the USA and we look forward to building on our strengths in the years ahead."

     About Retalix

     Retalix  is  an  independent  provider  of  enterprise-wide  software solutions to retailers and distributors worldwide. With more than 42,000 sites installed across 51 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act
of 1995  and  U.S.  federal  securities  laws.  Such   forward-looking
statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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